UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*

First Eagle Private Credit Fund
(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Charles E. Sieving
Executive Vice President & General Counsel of NextEra Energy, Inc.
Executive Vice President of Florida Power & Light Company
700 Universe Boulevard
Juno Beach, Florida 33408
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

July 10, 2023 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

NextEra Energy, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,000,000

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,000,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.6%

14		TYPE OF REPORTING PERSON (See Instructions)

HC

CUSIP No. N/A	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Florida Power & Light Company

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,000,000

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,000,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.6%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. N/A	SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to common shares of beneficial interest, par value $0.001 per share (“Common Shares”), of First Eagle Private Credit Fund, a Delaware statutory trust that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Issuer”), with its principal executive offices located at 1345 Avenue of the Americas, 48th Floor, New York, New York 10105.

Item 2.  Identity and Background.
(a), (b) and (c)  This Statement is being filed by:

1.	NextEra Energy, Inc., a Florida corporation (“NextEra Energy”); and
2.	Florida Power & Light Company, a Florida corporation (“FPL” and, together with NextEra Energy, the “Reporting Persons”).
The address of the principal business office of NextEra Energy and FPL is 700 Universe Boulevard, Juno Beach, Florida 33408.

NextEra Energy is a holding company incorporated in 1984 as a Florida corporation and conducts its operations principally through its wholly owned subsidiaries, FPL and, indirectly through NextEra Energy Capital Holdings, Inc., NextEra Energy Resources, LLC and NextEra Energy Transmission, LLC (collectively “NEER”).  FPL is a rate-regulated electric utility engaged primarily in the generation, transmission, distribution and sale of electric energy in Florida. NEER currently owns, develops, constructs, manages and operates electric generation facilities in wholesale energy markets in the U.S. and Canada.

FPL has the power and authority to direct the investment and voting decisions of the trustee of the Florida Power & Light Company Qualified Decommissioning Trusts for Turkey Point and St. Lucie Nuclear Plants (the “Trust”).  The Trust directly owns the Common Shares that are the subject of this Statement.

The Trust is a nuclear decommissioning trust qualified under Section 468A of the Internal Revenue Code of 1986, as amended, the purpose of which is to hold funds for future decommissioning of nuclear power plants and to comply with any order relating to decommissioning costs of the nuclear plants issued by the Florida Public Service Commission or the Federal Energy Regulatory Commission.  The Trust is governed by the laws of the State of Delaware to the extent not superseded by Federal law.

The directors and executive officers of NextEra Energy and FPL are listed on Schedule I attached hereto, which is incorporated herein by reference into this Item 2 (“Schedule 1”).

(d)  During the last five years, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

Pursuant to an aggregate capital commitment of $100,000,000, on July 10, 2023, the Trust purchased 1,000,000 Common Shares as an investment at a price of $25.00 per Common Share, for an aggregate purchase price of $25,000,000.  The source of funds for such purchase was cash on hand.

Item 4. Purpose of the Transaction.

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans or proposals and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer.

CUSIP No. N/A	SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

(a) and (b)  The information set forth in Items 7-13 of the cover pages is hereby incorporated by reference into this Item 5(a) and (b).

The percentage calculations herein are based upon the statement in the Issuer’s Current Report on Form 8-K filed with the Commission on July 5, 2023, that 2,052,000 Common Shares were to be issued on July 10, 2023 and the statement in the Issuer’s Amendment No. 1 on Form 10 filed with the Commission on May 31, 2023 that there were 4,000 Common Shares outstanding as of April 30, 2023.

(c)  The information set forth in Item 3 is hereby incorporated by reference into this Item 5(c).

The Common Shares were purchased in a private placement pursuant to a subscription agreement entered into with the Issuer.

Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1, has effected any transactions in the Common Shares in the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

The Trust has committed to purchase up to $100,000,000 of Common Shares, of which $25,000,000, representing 1,000,000 Common Shares, have been purchased as of the date hereof.  Pursuant to the subscription agreement, additional Common Shares will be purchased upon the Issuer’s delivery of a capital drawdown notice to the Trust.  Common Shares will be purchased at a price per Common Share equal to the most recent net asset value per Common Share as determined by the Issuer’s Board.

Except as referenced above or described in Items 3 and 4 hereof, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

The foregoing description of the subscription agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of subscription agreement which is filed as Exhibit B hereto and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

The following are exhibits to this Statement:

Exhibit A	Joint Filing Agreement.*

Exhibit B
Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Form 10 filed by the Issuer with the Securities and Exchange Commission on May 31, 2023, File No. 000-56535).

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dates:  July 20, 2023

NextEra Energy, Inc.

By:	/s/ W. Scott Seeley
Name:	W. Scott Seeley
Title:	Vice President, Compliance & Corporate Secretary

Florida Power & Light Company

By:	/s/ W. Scott Seeley
Name:	W. Scott Seeley
Title:	Vice President, Compliance & Corporate Secretary

SCHEDULE 1
Executive Officers and Directors

The name and principal occupation of each executive officer and directors of NextEra Energy, Inc. (“NEE”) and Florida Power & Light Company (“FPL”), as applicable, are set forth below.  The address for each person listed below is c/o NextEra Energy, Inc., 700 Universe Boulevard, Juno Beach, Florida 33408.  All executive officers and directors listed are United States citizens.  None of the executive officers or directors of NEE or FPL owns any common shares of beneficial interest, par value $0.001 per share, of First Eagle Private Credit Fund.

Executive Officers:
Name	Principal Occupation
Deborah H. Caplan	Executive Vice President, Human Resources and Corporate Services of NEE
Robert Coffey	Executive Vice President, Nuclear Division and Chief Nuclear Officer of NEE Vice President and Chief Nuclear Officer of FPL
Terrell Kirk Crews II1	Executive Vice President, Finance and Chief Financial Officer of NEE Executive Vice President, Finance and Chief Financial Officer of FPL
Michael H. Dunne	Treasurer of NEE Treasurer of FPL Assistant Secretary of NEE
John W. Ketchum[1,2]	Chairman, President and Chief Executive Officer of NEE Chairman of FPL
Rebecca J. Kujawa	President and Chief Executive Officer of NextEra Energy Resources, LLC
Mark Lemasney	Executive Vice President, Power Generation Division of NEE Executive Vice President, Power Generation Division of FPL
James M. May	Vice President, Controller and Chief Accounting Officer of NEE
Armando Pimentel, Jr.[1]	President and Chief Executive Officer of FPL
Ronald R. Reagan	Executive Vice President, Engineering, Construction and Integrated Supply Chain of NEE Vice President, Engineering and Construction of FPL
Charles E. Sieving	Executive Vice President & General Counsel of NEE Executive Vice President of FPL

1.            Also a director of FPL.
2.            Also a director of NEE.

Directors of NEE:
Name	Principal Occupation
Nicole S. Arnaboldi	Partner, Oak Hill Capital
Sherry S. Barrat	Retired. Formerly Vice Chairman, Northern Trust Corporation
James L. Camaren	Private Investor. Formerly Chairman and Chief Executive Officer, Utilities, Inc.
Kenneth B. Dunn	Emeritus Professor of Financial Economics and former Dean, Tepper School of Business, Carnegie Mellon University
Naren K. Gursahaney	Retired. Formerly President and Chief Executive Officer, ADT Corporation
Kirk S. Hachigian	Retired. Formerly Chairman of the Board, JELD-WEN, Inc.
Amy B. Lane	Retired. Formerly Investment Banker, Merrill Lynch & Co., Inc.
David L. Porges	Retired. Formerly Chairman of the Board, Equitrans Midstream Corporation
Deborah Stahlkopf	Executive Vice President & Chief Legal Officer of Cisco Systems
John A. Stall	Retired. Formerly President, Nuclear Division, NextEra Energy, Inc.
Darryl L. Wilson	Retired. Formerly Vice President, Commercial of GE Power

Exhibit A

JOINT FILING AGREEMENT
Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of First Eagle Private Credit Fund, a Delaware statutory trust, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto.  Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.  This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of this 20th day of July, 2023.

NextEra Energy, Inc.

By:	/s/ W. Scott Seeley
Name:	W. Scott Seeley
Title:	Vice President, Compliance & Corporate Secretary

Florida Power & Light Company

By:	/s/ W. Scott Seeley
Name:	W. Scott Seeley
Title:	Vice President, Compliance & Corporate Secretary